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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2




                              Checkfree Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   162812 10 1
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                                 (CUSIP Number)


  Catherine L. Valentine, Esq.                         Kenneth A. Linhares, Esq.
           Intuit Inc.                                    Fenwick & West LLP
       2535 Garcia Avenue                                Two Palo Alto Square
    Mountain View, CA  94043                             Palo Alto, CA  94306
         (415) 944-6000                                     (415) 494-0600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 5, 1997
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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                                 SCHEDULE 13D/A

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CUSIP NO.    162812 10 1
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          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTUIT INC.; 77-0034661
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A)  [  ]
    2                                                              (B)  [  ]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS     AF; 00 (1)
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)           [  ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)
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                               7    SOLE VOTING POWER
          NUMBER
            OF                      10,600,000
                            ----------------------------------------------------
          SHARES               8    SHARED VOTING POWER
       BENEFICIALLY
           OWNED                    NOT APPLICABLE
                            ----------------------------------------------------
            BY                 9    SOLE DISPOSITIVE POWER
           EACH
         REPORTING                  10,600,000
                            ----------------------------------------------------
          PERSON              10    SHARED DISPOSITIVE POWER
           WITH
                                    NOT APPLICABLE
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,600,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [  ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.6%
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   14     TYPE OF REPORTING PERSON
          CO

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(1)  See Item 3 of the initial Schedule 13D filed February 6, 1997.


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Introductory Statement


                  This Amendment No. 2 ("Amendment No. 2") to the statement on
Schedule 13D dated January 27, 1997 (the "Schedule 13D") is filed by Intuit Inc. ("Intuit") in connection with the reduction of its beneficial ownership of Common Stock of Checkfree Corporation, a Delaware corporation (the "Issuer"). Items 4 and 5 of the Schedule 13D are hereby amended in their entirety to read as set forth below in this Amendment No. 2. All other Items are unchanged. Except as otherwise indicated, all defined terms contained herein have the meanings ascribed to them in the Schedule 13D.


ITEM 4.           PURPOSE OF TRANSACTION


                  The purpose of the original acquisition of the Issuer's Shares was to effect the merger of the Issuer's wholly-owned subsidiary Acquisition with and into Intuit's wholly-owned subsidiary ISC, in accordance with the Plan. On January 27, 1997, the Issuer's stockholders approved the terms of the Plan. No approval of the Plan was required by Intuit's stockholders. On January 27, 1997, the sole stockholder of Acquisition and the sole stockholder of ISC each approved the terms of the Plan. The Merger became effective by the filing of a Certificate of Merger between Acquisition and ISC with the Delaware Secretary of State on January 27, 1997.

                  Prior to consummating the Merger, Intuit provided electronic home banking and electronic bill payment services and other related on-line services through its ISC subsidiary. Intuit concluded that it was in its best long-term interests to focus the efforts of its management on Intuit's core business of developing and marketing "front-end" software products and services, rather than devoting substantial management time and effort to building ISC's transactions processing business. Accordingly, Intuit elected to dispose of the ISC business to Checkfree in the Merger in exchange for the Shares in order to achieve this objective, while retaining an indirect interest in ISC's business through an ownership stake in Checkfree Common Stock

                  On February 5, 1997, Intuit sold 2,000,000 of the Shares to a broker-dealer at a price of $14.625 per share. The purpose of the sale was to reduce Intuit's beneficial ownership of the Issuer's Common Stock to less than 20% of the outstanding Common Stock, so that Intuit's investment in the Shares could be accounted for under the cost method of accounting. Intuit now beneficially owns shares representing approximately 19.6% of the Issuer's outstanding Common Stock.

         (a) Intuit does not presently have any plans or proposals that would relate to or would result in the acquisition of additional securities of the Issuer or the disposition of any securities of the Issuer. However, in accordance with the terms of the Merger, sales of Shares may be made by Intuit in the future through open market sales in accordance with Rule 144 under the Securities Act of 1933, as amended, by the exercise of registration rights granted to Intuit by the Issuer in the Merger (see Item 6 in the Schedule 13D), through private sales, through broker-dealers, directly to one or more purchasers or otherwise. See also the response to Item 5(c), which is incorporated herein by this reference.



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         (b)      Intuit does not presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) Intuit does not presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

         (d) Intuit has made no changes to the board of directors or management of the Issuer and has no present plans or proposals to make any changes in the present board of directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the board of directors. However, pursuant to the Plan, for so long as Intuit holds no less than 10% of the outstanding shares of the Issuer's Common Stock, the Issuer must permit one representative of Intuit to attend all meetings of the board of directors of the Issuer in a non-voting observer capacity.

         (e) Intuit does not presently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) Intuit does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) Intuit does not presently have any plans or proposals that relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

         (h) Intuit does not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Intuit does not presently have any plans or proposals that relate to or would cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Intuit does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER


         (a) As of the date of this Amendment No. 2, Intuit beneficially owns a total of 10,600,000 shares of the Issuer's Common Stock, representing approximately 19.6% of the Issuer's outstanding shares of Common Stock. This percentage is based upon a statement in the Issuer's proxy statement dated December 27, 1996,



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                  that there were 41,505,641 shares of Common Stock outstanding on November 29, 1996 (to which were added the 12,600,000 shares of Common Stock issued to Intuit in the Merger on January 27, 1997).

         (b) Intuit has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 10,600,000 shares of the Issuer's Common Stock that it beneficially owns on the date of this Amendment No. 2.

         (c) As noted in Item 4, on February 5, 1997, Intuit sold 2,000,000 shares of the Issuer's Common Stock, which were registered for resale pursuant to a registration statement on Form S-3, at a price of $14.625 per share. Except as set forth herein, Intuit has not effected any transaction in the Issuer's Common Stock since the filing of the Schedule 13D, and, to the best of its knowledge, no person named in Item 2 of the Schedule 13D has effected any transactions in the Issuer's Common Stock since the filing of the Schedule 13D.

         (d) No other person is known to Intuit to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by Intuit on the date of this statement.

         (e)      Not applicable.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1997


INTUIT INC.


By:           s/s JAMES J. HEEGER
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              James J. Heeger
              Senior Vice President and
              Chief Financial Officer